UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

AVANT Immunotherapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

053491205

(CUSIP Number)

Mr. Shay Lettice
Liquidator
Lorantis Holdings Limited
Peters Elworthy & Moore
Salisbury House Station Road
Cambridge, UK CB1 2LA
44 01223 728222

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 7, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 583916101

1.	Names of Reporting Persons Lorantis Holdings Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) CO

This Amendment No.1 to the Schedule 13D filed on March 25, 2008 (the Original Filing”) is being filed to report the distribution of all shares of Common Stock, par value $0.001 per share (the “Common Stock”) of AVANT Immunotherapeutics, Inc., a Delaware corporation (“AVANT”) held by Lorantis Holdings Limited.

Item 2 is amended by replacing such Item with the following:

Item 2. Identity and Background

This statement is filed by Lorantis Holdings Limited, a corporation organized under the laws of the United Kingdom (“Lorantis” or the “Reporting Person”). Lorantis was a holding company for Lorantis Limited, which was acquired by Celldex Therapeutics, Inc.(“Celldex”) in a stock exchange in which the Reporting Person acquired 6,800,000 Class A shares of Celldex. On March 7, 2008, AVANT announced the closing of a business combination transaction (the “Merger”) pursuant to a certain Agreement and Plan of Merger, dated October 19, 2007 (the “Merger Agreement”) by and among AVANT, Callisto Merger Corporation (“Callisto”), a wholly-owned subsidiary of AVANT, and Celldex.  Pursuant to the terms of the Merger Agreement, Callisto merged with and into Celldex, with Celldex as the surviving company and a wholly-owned subsidiary of AVANT.  Lorantis owned approximately 33.8% of Celldex prior to the Merger and, as a result of the Merger and pursuant to the terms of the Merger Agreement, Lorantis received approximately 4.96 shares of AVANT’s Common Stock in exchange for each share it held in Celldex prior to the Merger, subject to adjustment to account for a 1-for-12 reverse stock split approved by AVANT’S board of directors on the closing date of the Merger Agreement.  As a result of the Merger and pursuant to the terms of the Merger Agreement, Lorantis was issued 2,811,147 shares of AVANT Common Stock in exchange for the shares it previously held in Celldex.

Lorantis’s registered office is located at Lorantis Holdings Limited, Salisbury House Station Road, Cambridge, UK, CB1 2L A.

 On or about April 7, 2008, the shareholders of Lorantis approved the liquidation of Lorantis and on or about April 7, 2008 Shay Lettice (the “Liquidator”) was appointed the liquidator of Lorantis. Mr. Lettice is a citizen of the United Kingdom with an address at Peters Elworthy & Moore, Salisbury House, Station Road. Cambridge CB1 2LA His principal occupation is licensed insolvency practitioner and chartered accountant.

During the past five years, neither Lorantis nor the Liquidator, (1) has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (2) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibited or mandating activities subject to, U.S. federal or state securities laws or finding any violations with respect to such laws.

Item 5 is amended by replacing such Item as follows:

Item 5. Interest in Securities of the Issuer

(a)-(b)
Set forth below is information concerning the beneficial ownership of AVANT Common Stock, as determined in accordance with Rule 13d-3(d) of the Securities and Exchange Act, by the Reporting Person and each other person for which disclosure is required under this Schedule 13D pursuant to General Instruction C.

Lorantis
Beneficial Ownership	-0-

Percentage of Class	0.0%

Sole Voting Power	-0-

Shared Voting Power	-0-

Sole Dispositive Power	-0-

Shared Dispositive Power	-0-

(c)  Except as otherwise described in this Schedule 13D (including the Original Filing), there have been no transactions in the Common Stock of AVANT by the Reporting Person sixty days prior to the date of filing this Amendment No.1 to the Schedule 13D.

(d)  On or about April 7, 2008 Lorantis distributed all of its holdings in AVANT to holders of its Series C Preferred Shares and issued 2% of the shares of AVANT Common Stock held by it to Parekh Enterprises Limited for services rendered. See Item 6 hereof. Apax WW Nominees Ltd, by virtue of its ownership interest in Lorantis received approximately 1,384,663 shares of AVANT Common Stock or approximately 9.3% of AVANT’s outstanding common stock.

(e)  On or about April 7, 2008 Lorantis disposed of all of its shares in AVANT.

Item 6 is amended by appending the following paragraph:

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Parekh Enterprises Limited, as entity controlled by Raj Parekh, was entitled to 2% of the stock of AVANT held by the Reporting Person as a result of an Agreement entered into in 2005 between such entity and various shareholders of Lorantis Holdings Limited and attached hereto as Exhibit 99.4.

Item 7. Material to be Filed as Exhibits

Exhibit Number	Exhibit Description
99.1†	Agreement and Plan of Merger dated as of October 19, 2007 by and among AVANT Immunotherapeutics, Inc., Callisto Merger Corporation and Celldex Therapeutics, Inc.

99.2††	Lock-up Agreement between Lorantis, Inc. and AVANT Immunotherapeutics, Inc.

99.3††	Lock-up Agreement between Raj Parekh and AVANT Immunotherapeutics, Inc.

99.4	Form of Agreement between Parekh Enterprises Limited and various shareholders of Lorantis Holdings Limited dated 2005

†Incorporated by reference to Annex A of the Registration Statement on Form S-4 (File No. 333-148291), filed by AVANT Immunotherapeutics, Inc. with the SEC on December 21, 2007.
†† Previously Filed

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
LORANTIS HOLDINGS LIMITED

Date: May 6, 2008	/s/ Shay Lettice
Shay Lettice
Liquidator

Exhibits

Exhibit Number	Exhibit Description
99.1†	Agreement and Plan of Merger dated as of October 19, 2007 by and among AVANT Immunotherapeutics, Inc., Callisto Merger Corporation and Celldex Therapeutics, Inc.

99.2††	Lock-up Agreement between Lorantis, Inc. and AVANT Immunotherapeutics, Inc.

99.3††	Lock-up Agreement between Raj Parekh and AVANT Immunotherapeutics, Inc.

99.4	Form of Agreement between Parekh Enterprises Limited and various shareholders of Lorantis Holdings Limited dated 2005

†Incorporated by reference to Annex A of the Registration Statement on Form S-4 (File No. 333-148291), filed by AVANT Immunotherapeutics, Inc. with the SEC on December 21, 2007.
†† Previously Filed